

August 5, 2024

Amihay Hadad
Chief Executive Officer
Viewbix Inc.
3 Hanehoshet St, Building B, 7th floor
Tel Aviv, Israel 6971068

      **Re: Viewbix Inc.**
            **Registration Statement on Form S-1**
            **Filed July 31, 2024**
            **File No. 333-281143**

Dear Amihay Hadad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    David Huberman